Exhibit 12

CENTERPOINT ENERGY RESOURCES CORP. AND SUBSIDIARIES
(An Indirect Wholly Owned Subsidiary of CenterPoint Energy, Inc.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2017	2016	2015	2014	2013 (1)
	(in millions)
Net Income (loss) (2)	$745	$245	$(912)	$323	$64
Equity in (earnings) losses of unconsolidated affiliates, net of distributions	32	89	1,927	(2)	(58)
Income taxes expense (benefit)	(161)	162	(539)	188	371
Capitalized interest	(2)	(2)	(2)	(1)	(1)
	614	494	474	508	376

Fixed charges, as defined:

Interest	123	122	137	141	154
Capitalized interest	2	2	2	1	1
Interest component of rentals charged to operating expense	3	3	3	3	6
Total fixed charges	128	127	142	145	161

Earnings, as defined	$742	$621	$616	$653	$537

Ratio of earnings to fixed charges	5.80	4.89	4.34	4.50	3.34

(1)	Excluded from the computation of fixed charges for the years ended December 31, 2013 is interest income of $3 million, which is included in income tax expense.

(2)	Net income for the year ended December 31, 2017 includes a reduction in income taxes of $396 million due to tax reform. See Note 13 for further discussion of the impacts of tax reform implementation.